Exhibit 99.1

JA Solar Announces First Quarter 2016 Results

BEIJING, May 27, 2016 — JA Solar Holdings Co., Ltd. (Nasdaq:JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced its unaudited financial results for its first quarter ended March 31, 2016.

First Quarter 2016 Highlights

•                  Total shipments were 1,128.3 megawatts (“MW”), consisting of 1,038.3 MW of modules and cells to external customers, and 90.0 MW of modules to the Company’s own downstream projects.  External shipments were up +52.4% y/y and down -22.4% sequentially

•                  Shipments of modules and module tolling were 919.4 MW, an increase of +57.4% y/y and decrease of 29.1% sequentially

•                  Shipments of cells and cell tolling were 118.9 MW, an increase of +22.1% y/y and +188.6% sequentially

•                  Net revenue was RMB 3.5 billion ($538.1 million), an increase of +44.4% y/y and decrease of 24.5% sequentially

•                  Gross margin was 16.6%, an increase of 50 basis points y/y and decrease of 50 basis points sequentially

•                  Operating profit was RMB 223.3 million ($34.6 million), compared to RMB 149.6 million ($23.2 million) in the first quarter of 2015, and RMB 260.1 million ($40.3 million) in the fourth quarter of 2015

•                  Net income was RMB 158.0 million ($24.5 million), compared to RMB 35.0 million ($5.4 million) in the first quarter of 2015, and RMB 184.9 million ($28.7 million) in the fourth quarter of 2015

•                  Earnings per diluted ADS were RMB 2.74 ($0.43), compared to RMB 0.59 ($0.09) in the first quarter of 2015, and RMB 3.39 ($0.53) in the fourth quarter of 2015

•                  Cash and cash equivalents were RMB 2.3 billion ($362.1 million), a decrease of RMB 548.4 million ($85.0 million) during the quarter

•                  Non-GAAP earnings1 per diluted ADS were RMB 2.33 ($0.36), compared to RMB 0.82 ($0.13) in the first quarter of 2015, and RMB 3.14 ($0.49) in the fourth quarter of 2015

1  JA Solar adjusts net income attributable to the Company’s ordinary shareholders to exclude (1) changes in fair value of certain warrants granted to certain investors in a registered direct offering (the “Offering”) closed on August 16, 2013, and (2) fair value of such warrants exceeding net proceeds from the Offering.

Mr. Baofang Jin, Chairman and CEO of JA Solar, commented, “We are satisfied with our performance this quarter.  We experienced the normal seasonal decline from the fourth quarter to first quarter, as expected, yet our results showed meaningful year over year growth.  Revenue was up nearly 45% and non-GAAP EPS increased more than twofold.  We saw the most strength in our domestic market, a natural consequence of the accelerated pace of activity we expected in the first half of the year.  Notably, we expect to connect around 250 MW of projects before June 30, supporting our momentum in our downstream project development business.  Although regulatory change will slow the China market in the second half, our balanced market footprint gives us plenty of sales opportunities around the world.”

Jin continued, “Our success in key markets is due to our high standards for product quality and our leading technology.  Recent evidence of our leadership is our dominant ‘market share’ in the National Energy Administration’s ‘Front Runner’ Program.  We are supplying 420 MW of highly advanced modules, including 150 MW of PERC modules, to the program Phase I totaling 950 MW in Datong, Shanxi province. Furthermore, we expect to increase our PERC capacity to 1.4 GW by the end of 2016. JA Solar is proud to play a key role in the transformation and improvement of China’s PV and manufacturing sectors.”

All shipment and financial figures refer to the quarter ended March 31, 2016, unless otherwise specified.  All “year over year” or “y/y” comparisons are against the quarter ended March 31, 2015.  All “sequential” comparisons are against the quarter ended December 31, 2015.

Total shipments were 1,128.3 MW, exceeding the high end of the previously announced guidance range of 1,000 to 1,100 MW.  External shipments of 1,038.3 MW increased 52.4% year over year and decreased 22.4% sequentially.

External shipments breakdown by product (MW)

	2015Q1	2015Q4	2016Q1	QoQ%	YoY%
Modules and module tolling	584.1	1297.6	919.4	-29.1%	57.4%
Cells and cell tolling	97.4	41.2	118.9	188.6%	22.1%
Total	681.5	1338.8	1,038.3	-22.4%	52.4%

External shipments breakdown by region (percentage)

	2015Q1	2015Q4	2016Q1	QoQ(pp)		YoY(pp)
China	21.4%	43.8%	59.6%	15.8	pp	38.2	pp
APAC ex-China	53.9%	40.5%	26.7%	-13.8	pp	-27.2	pp
Europe	22.6%	5.1%	5.6%	0.5	pp	-17.0	pp
Americas	1.0%	8.4%	4.5%	-3.9	pp	3.5	pp
Others	1.1%	2.2%	3.6%	1.4	pp	2.5	pp

Net revenue was RMB 3.5 billion ($538.1 million), an increase of 44.4% y/y and decrease of 24.5% sequentially. The sequential decrease in net revenue reflected seasonality in the PV industry.

Gross profit of RMB 575.4 million ($89.2 million) increased 48.8% y/y and decreased 26.6% sequentially.  Gross margin was 16.6%, which compares to 16.1% in the year-ago quarter, and 17.1% in the fourth quarter of 2015. The sequential decrease in gross margin was mainly due to increasing wafer price during the quarter.

Total operating expenses of RMB 352.1 million ($54.6 million) were 10.1% of revenue.  This compares to operating expenses of 9.9% of revenue in the year-ago quarter, and 11.4% of revenue in the fourth quarter of 2015.

Operating profit was RMB 223.3 million ($34.6 million), compared to RMB 149.6 million ($23.2 million) in the year-ago quarter, and RMB 260.1 million ($40.3 million) in the fourth quarter of 2015.  Operating margin was 6.4%, compared with 6.2% in the prior year period and 5.7% in the previous quarter.

Interest expense was RMB 67.3 million ($10.4 million), compared to RMB 66.6 million ($10.3 million) in the year-ago quarter, and RMB 66.0 million ($10.2 million) in the fourth quarter of 2015.

The change in fair value of warrant derivatives was positive RMB 23.4 million ($3.6 million), compared with negative RMB 13.9 million ($2.2 million) in the year-ago quarter, and positive RMB 14.0 million ($2.2 million) in the fourth quarter of 2015. The warrants were issued on August 16, 2013 in conjunction with the Company’s $96 million registered direct offering.

Earnings per diluted ADS were RMB 2.74 ($0.43), compared to earnings per diluted ADS of RMB 0.59 ($0.09) in the year-ago quarter, and earnings per diluted ADS of RMB 3.39 ($0.53) in the fourth quarter of 2015.

Liquidity

As of March 31, 2016, the Company had cash and cash equivalents of RMB 2.3 billion ($362.1 million), and total working capital of RMB 2.3 billion ($361.3 million).  Total short-term borrowings were RMB 2.2 billion ($339.5 million). Total long-term borrowings were RMB 3.2 billion ($499.1 million), of which RMB 576.7 million ($89.4 million) were due in one year.

Business Outlook

For the second quarter of 2016, the Company expects total cell and module shipments to be in the range of 1,400 to 1,500 MW, including approximately 100 MW of module shipments to the Company’s downstream projects.  For the full year, the Company reiterates its prior shipment guidance of 5.2 to 5.5 GW, including 250 to 300 MW of module shipments to the Company’s downstream projects. Revenues will not be recognized for the modules shipped to the Company’s downstream projects as required by U.S. GAAP.

Investor Conference Call / Webcast Details

JA Solar’s management will host an earnings conference call on May 27, 2016 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. China Time).

Dial-in details for the earnings conference call are as follows:

	Phone Number	Toll-Free Number
United States	+1 8456750437	+1 8665194004
Hong Kong	+852 30186771	+852 800906601
Mainland China	+86 8008190121 +86 4006208038
Other International	+65 67135090

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “JA Solar”.

A replay of the conference call may be accessed by phone at the following numbers until June 4, 2016.  To access the replay, please reference the conference ID 13678460.

	Phone Number	Toll-Free Number
United States	+1 6462543697	+1 8554525696
Hong Kong	+852 30512780	+852 800963117
Mainland China	+86 8008700206 +86 4006322162
Other International	+61 281990299

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the reader, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of March 31, 2016, which was RMB 6.448 to $1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on March 31, 2016, or at any other date. The percentages stated in this press release are calculated based on Renminbi.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar power products. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company distributes products under its own brand and also produces on behalf of its clients. The Company shipped 4.0 GW of solar power products in 2015. JA Solar is headquartered in Beijing, China, and maintains production facilities in Shanghai, Hebei, Jiangsu and Anhui provinces in China, as well as Penang, Malaysia.

For more information, please visit www.jasolar.com.

Contact:

The Blueshirt Group

Ralph Fong

Phone: +1 (415) 489-2195

Email: ralph@blueshirtgroup.com

JA Solar Holdings Co., Ltd.

Condensed Consolidated Statements of Operations and Comprehensive Income

(Unaudited)

	For three months ended
	Mar. 31, 2015	Dec. 31, 2015	Mar. 31, 2016	Mar. 31, 2016
	RMB’000	RMB’000	RMB’000	USD’000

Net revenues	2,403,354	4,594,447	3,469,714	538,107
Cost of sales	(2,016,660)	(3,810,358)	(2,894,352)	(448,876)
Gross profit	386,694	784,089	575,362	89,231
Selling, general and administrative expenses	(197,982)	(482,409)	(312,475)	(48,461)
Research and development expenses	(39,070)	(41,536)	(39,599)	(6,141)
Total operating expenses	(237,052)	(523,945)	(352,074)	(54,602)
Income from operations	149,642	260,144	223,288	34,629
Interest expense	(66,596)	(66,018)	(67,273)	(10,433)
Change in fair value of warrant derivatives	(13,894)	13,997	23,447	3,636
Other income/(loss), net	(21,882)	33,753	16,281	2,525
Income before income taxes	47,270	241,876	195,743	30,357
Income tax expense	(12,295)	(56,995)	(37,769)	(5,857)
Net income	34,975	184,881	157,974	24,500
Less: income/(loss) attributable to noncontrolling interest	(554)	(8,581)	1,317	204
Net income attributable to JA Solar Holdings	35,529	193,462	156,657	24,296

Net income per share attributable to ordinary shareholders:
Basic (Note)	0.12	0.68	0.55	0.09
Diluted	0.12	0.68	0.55	0.09

Weighted average number of shares outstanding:
Basic	248,740,690	234,281,009	234,290,842	234,290,842
Diluted	249,002,930	234,510,474	234,521,962	234,521,962

Comprehensive income
Net income	34,975	184,881	157,974	24,500
Foreign currency translation adjustments, net of tax	(1,979)	(4,228)	(140)	(22)
Other comprehensive income/(loss)	(1,979)	(4,228)	(140)	(22)
Comprehensive income	32,996	180,653	157,834	24,478
Income/(loss) attributable to noncontrolling interest	(554)	(8,581)	1,317	204
Comprehensive income attributable to JA Solar Holdings	33,550	189,234	156,517	24,274

NON-GAAP RECONCILIATION

GAAP net income attributable to JA Solar Holdings	35,529	193,462	156,657	24,296
Change in fair value of warrant derivatives	13,894	(13,997)	(23,447)	(3,636)
Non-GAAP net income attributable to JA Solar Holdings	49,423	179,465	133,210	20,660

Non-GAAP net income per share attributable to ordinary shareholders:
Basic	0.16	0.63	0.47	0.07
Diluted	0.16	0.63	0.47	0.07

Non-GAAP weighted average number of shares outstanding:
Basic	248,740,690	234,281,009	234,290,842	234,290,842
Diluted	249,002,930	234,510,474	234,521,962	234,521,962

Note:  JA Solar excludes net income attributable to the participating warrant holder of RMB 28.0 million (US$4.3 million) from the numerator of basic EPS in the first quarter of 2016.

JA Solar Holdings Co., Ltd.

Condensed Consolidated Balance Sheets

(Unaudited)

	Dec. 31,	Mar. 31,
	2015	2016	2016
	RMB’000	RMB’000	USD’000

ASSETS
Current assets:
Cash and cash equivalents	2,883,294	2,334,900	362,112
Restricted cash	663,518	975,247	151,248
Accounts receivable	2,872,775	2,710,907	420,426
Notes receivable	837,711	352,805	54,715
Inventories	1,660,543	2,723,015	422,304
Advances to suppliers	473,310	421,064	65,301
Other current assets	633,354	845,189	131,078
Total current assets	10,024,505	10,363,127	1,607,184
Property and equipment, net	4,365,348	4,729,587	733,497
Project asset	1,028,615	1,533,622	237,845
Advances to suppliers	195,341	172,864	26,809
Prepaid land use rights	428,495	437,658	67,875
Long-term investment	55,169	60,555	9,391
Other long term assets	208,430	230,908	35,811
Total assets	16,305,903	17,528,321	2,718,412
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	2,194,957	2,189,252	339,524
Accounts payable	2,389,467	2,982,345	462,522
Advances from customers	691,867	634,585	98,416
Current portion of long term borrowings	238,400	576,701	89,439
Derivative liabilities-warrants	71,237	47,435	7,357
Accrued and other liabilities	1,588,885	1,603,198	248,635
Total current liabilities	7,174,813	8,033,516	1,245,893
Long-term borrowings	2,461,017	2,641,239	409,621
Other long term liabilities	752,925	777,941	120,648
Total liabilities	10,388,755	11,452,696	1,776,162
Total JA Solar Holdings shareholders’ equity	5,819,695	5,976,655	926,901
Noncontrolling interest	97,453	98,970	15,349
Total shareholders’ equity	5,917,148	6,075,625	942,250
Total liabilities and shareholders’ equity	16,305,903	17,528,321	2,718,412